Microchip Technology Incorporated

2355 West Chandler Boulevard

Chandler, Arizona 85224

February 24, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Caleb French
Amanda Ravitz

Re:	Microchip Technology Incorporated
Registration Statement on Form S-4
File No. 333-209477
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, as amended, Microchip Technology Incorporated, a Delaware corporation (the “Issuer”), hereby respectfully requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 12:30 p.m., Eastern Time, on February 26, 2016, or as soon thereafter as practicable.

The Issuer hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert T. Ishii of Wilson Sonsini Goodrich & Rosati P.C. at (415) 947-2040 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the registration statement effective to Mr. Ishii via facsimile at (415) 947-2099 or via email at rishii@wsgr.com and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, One Market Plaza, Spear Tower, Suite 3300, San Francisco, CA 94105-1126.

Sincerely,

MICROCHIP TECHNOLOGY INCORPORATED

By:	/s/ Steve Sanghi
Name: Steve Sanghi Title: Chairman and Chief Executive Officer